FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC ACQUISITION OF BANK OF BERMUDA APPROVED

At a Special General Meeting of The Bank of Bermuda Limited ('Bank of Bermuda') held today, the resolution to approve the amalgamation of Bank of Bermuda with a wholly-owned subsidiary of HSBC Holdings plc ('HSBC') was duly passed on a poll. 83.8 per cent of the outstanding shares were voted at the meeting of which 91.0 per cent voted for the transaction, with 9.0 per cent voting against.

All necessary governmental and regulatory consents and approvals required in connection with the transaction have been obtained.

It is expected that the amalgamation, which will result in Bank of Bermuda becoming a wholly-owed subsidiary of HSBC, will become effective on 18 February 2004. On that basis, the last day of dealings in Bank of Bermuda shares on NASDAQ and the Bermuda Stock Exchange will be 17 February 2004.

HSBC announced on 28 October 2003 that it had entered into an agreement to acquire Bank of Bermuda in a transaction valued at US$1.3 billion. In addition to providing HSBC with a strong position and a local banking market in Bermuda, where potential exists for further expansion, the acquisition will add significant scale and geographical spread to its existing international fund administration, private banking, trustee and payments and cash management businesses.

HSBC Group Chairman, Sir John Bond, said: "We are delighted that the shareholders of Bank of Bermuda have approved the transaction. We believe this is in the best interests of the customers and shareholders of both companies. We have always had the greatest respect for Bank of Bermuda and we now look forward to working with our new colleagues on making the acquisition a success."

Joseph Johnson, Chairman, Bank of Bermuda, said: "The strong support that we have received from our shareholders is extremely gratifying and only serves to reinforce our conviction in the benefits of this amalgamation."

Notes to editors:

1.  HSBC Holdings plc
With over 9,500 offices in 79 countries and territories, and assets of US$983 billion at 30 June 2003, the HSBC Group is one of the world's largest banking and financial services organisations.

2.  Bank of Bermuda
Founded in 1889, Bank of Bermuda is a leading provider of fund administration, trust, custody, asset management and banking services. It is a global organisation, with headquarters in Bermuda and a network spanning 16 other key financial and offshore centres, including Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, London, Luxembourg, New York, New Zealand, Singapore, South Africa, Tokyo and Bahrain. Listed on NASDAQ (BBDA) and the Bermuda Stock Exchange (BOB), Bank of Bermuda has total assets of $12.8 billion (as at 31 December 2003) and over $130 billion in assets under administration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: February 17, 2004